Exhibit 99.4

CONTINENTAL ENERGY CORPORATION
The "Reporting Issuer" Or The "Company"

FORM 51-101F1 STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

For Fiscal Year Ended 30 June 2012

This is a part of the form referred to in item 1 of section 2.1 of National Instrument 51-101
Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Terms for which a meaning is given in NI 51-101 have the same meaning in this form.

TABLE OF CONTENTS

PART 1	DATE OF STATEMENT	Page 1
PART 2	DISCLOSURE OF RESERVES DATA	None - Not Included
PART 3	PRICING ASSUMPTIONS	None - Not Included
PART 4	CHANGES IN RESERVES & FUTURE NET REVENUE	None - Not Included
PART 5	ADDITIONAL INFORMATION RELATING TO RESERVES DATA	None - Not Included
PART 6	OTHER OIL AND GAS INFORMATION	Page 1

Form 51-101F2	Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor	None - Not Included
Form 51-101F3	Report of Management and Directors on Oil And Gas Disclosure	Filed Separately

PART 1	DATE OF STATEMENT

Item 1.1	Relevant Dates

1.	The date of this report and statement is: September 10, 2012.

2.	The effective date of information provided in this statement is as of the Company's most recently completed fiscal year ended: June 30, 2012.

3.	The date of preparation the information provided herein is: September 10, 2012.

PART 6	OTHER OIL AND GAS INFORMATION

Item 6.1	Oil and Gas Properties and Wells

The Company’s important oil and gas properties, wells, plants, facilities and installations are summarized as follows:

1.	Bengara-II Block Oil & Gas Property
	Property Name:	Bengara-II Block Production Sharing Contract ("PSC") Contract Area
	Company’s Interest:	18% share holding in PSC Contractor Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”)
	Location:	East Kalimantan, Indonesia, mostly onshore, with part offshore.
	Contract Area:	Remaining after 1st scheduled relinquishment on report date: 364,900 hectares.
	Contract Type:	Production Sharing Contract (PSC) with Indonesian government.
	Contract Term:	10-Year Initial Exploration Term + additional 20 years production from 4 Dec 1997.
	Operator:	Company's 18% owned subsidiary CGB2.
	Exploration Wells:	Four drilled by Operator to date of this report.
	Development Wells:	None drilled by Operator to date of this report.
	Producing Wells:	None drilled by Operator to date of this report.
	Plant & Equipment:	None.
	Surface Facilities:	None.
	Reserves:	The Bengara-II Block is an exploration stage property with no reserves of any classification attributable to it.

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Item 6.2	Properties With No Attributed Reserves

1.	The gross area of all oil and gas properties with no attributed oil or gas reserves in which the Company has an interest, by country and property, are:

Country	Property	At FYE June 30, 2012	At this Report Date
Indonesia	Bengara-II Block*	244,369 hectares	244,369 hectares

*Note: Net remaining acreage after mandatory 2nd scheduled relinquishment.

2.	The net area or area of the Company’s oil and gas properties net to the Company’s participating interest in them, by country and property, are:

Country	Property	At FYE June 30, 2012	At this Report Date
Indonesia	Bengara-II Block*	43,986 hectares	43,9896 hectares

3.

The Company’s sole oil and gas property is held under a Production Sharing Contract ("PSC") arrangement between the Company’s 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) and the Government of the Republic of Indonesia which obliges CGB2 to undertake specific exploration or development work on the properties. On 29 September 2006, the Company sold 70% of its then 60% interest in CGB2 to Kunlun Energy Company Limited ("Kunlun", formerly known as CNPC (Hong Kong) Limited). The Company retained and currently holds an 18% shareholding of CGB2. Kunlun manages the business affairs of CGB2 and those of its Bengara-II production sharing property; and the Company's share of CGB2 costs are carried by Kunlun.

The nature, schedule and amount of the Company’s commitments on its exploration property is summarized below.

(a)	Bengara-II Block Oil & Gas Property

  As of the date of this report CGB2’s Bengara-II PSC work commitment, which totalled US$ 25,000,000 or the drilling 4 exploration wells before 4 December 2007, has been met in full; and CGB2 has no further cash expenditure obligations.

  Under the initial exploration term of the Bengara-II PSC as amended, CGB2 had until 4 December 2011 to file a plan of development ("POD") with Indonesian authorities for the first of any oil or gas developments within the Bengara-II PSC or failing which the Bengara-II PSC would expire on 4 December 2011. Upon approval of this POD, CGB2 would be entitled to hold the Bengara-II PSC for its full 30 year term until 4 December 2027.

  However, due to chronic delays to 3D seismic field operations attributable to surface damage claims issues beyond the control of CGB2 during 2009, 2010, and 2011; CGB2 did not have sufficient time to complete seismic processing and interpretation to meet the 4 December 2011 deadline because field acquisition of the seismic program only completed in November 2011. Therefore, CGB2 has applied for lost time compensation consisting of a requested two year period extension of time until December 4, 2013 to file the plan of development.

  At report time, CGB2's request for a lost time extension to the 4 December 2011 Bengara-II PSC expiry has not yet been approved by the Indonesian governmental authorities and Kunlun, as majority shareholder of CGB2 has not yet decided whether it wishes to pursue such extension in light of ongoing seismic interpretation. Therefore, the outcome of these negotiations between Kunlun and the Indonesian authorities and Kunlun's willingness to continue further expenditures in the event an approval is negotiated, make the future of the Bengara-II PSC uncertain.

Item 6.6	Costs Incurred

The net costs incurred by the Company attributable to its oil and gas properties interests during the Company’s most recently completed financial year ended June 30, 2012, by country, by property and by category of expenditure, are:

(a) New Property Acquisition Costs:

•	Indonesia – Properties with Proved Reserves:	None
•	Indonesia – Properties with No Proved Reserves:	None

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(b) Existing Property Exploration Costs:

•	Indonesia – CGB2 and the Bengara-II Block -	US$ 329.00

(c) Existing Property Development Costs:

•	Indonesia – Bengara-II Block -	None

Item 6.7	Exploration and Development Activities

1.	The number of gross wells and net wells completed in the Company’s properties in the Company’s most recently completed financial year ended June 30, 2012 by country and well classification, are:

•	Indonesia – Completed Exploration Wells:	None
•	Indonesia – Completed Development Wells:	None

2.

The number of gross wells and net wells completed in the Company’s properties in the Company’s most recently completed financial year ended June 30, 2012, by country and well classification, that were oil wells, gas wells, service wells or dry holes are:

•	Indonesia – Exploration Wells Completed as Dry Holes:	None
•	Indonesia – Exploration Wells Completed as Oil or Gas Wells:	None
•	Indonesia – Development Wells Completed as Producers:	None

3.	The Company’s most important current and short term future planned oil and gas exploration and development activities, by country, are:

  Indonesia - The Company's 18% owned Indonesian operating subsidiary, CGB2, drilled 4 exploration wells in the Bengara-II Block during fiscal 2008.

a)

Field shooting and recording operations on the 3D portion of the 2009 Bengara-II block seismic acquisition program was completed in the first half of fiscal 2012. The full original 3D program of 178 square kilometers (120 km2 full fold) was recorded.

b)

Original 2009 plans called for a total of 920 line kilometers of new 2D seismic data to also be shot and recorded. Repositioning of some lines and abandonment of others due to the surface damage claims issues with local prawn farm owners resulted in a reduction of the planned 2D program and a total of 685 km of 2D data was acquired and completed at end November 2011.

c)

Processing of the newly acquired 2D and 3D seismic data was completed during the first half of calendar 2012 and a first interpretation has been made. Additional, interpretation is ongoing at the date of this report.

d)

The Company expects that CGB2 will confirm future plans for the Bengara-II block pending the results of CGB2's request to Indonesian authorities for a lost time compensation extension referred to in 6.2.3.a.

e)	The Company also expects to seek new oil and gas exploration and production properties in Indonesia and elsewhere in SE Asia during fiscal year 2013.

Form 51-101F2
The companion Form 51-101F2 “Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor” to this Form 51-101F1 filed concurrently and is nil because the Company is an exploration stage company and has no reserves to report on.

Form 51-101F3
The companion Form 51-101F3 “Report of Management and Directors on Oil And Gas Disclosure” pertaining to this Form 51-101F1 is filed concurrently with this Form 51-101F1.

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